PLYMOUTH ROCK LAUNCHES ITS FIRST HYBRID PROPULSION LONG RANGE DRONE

Plymouth, Massachusetts - February 24, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing threat detection and unmanned technologies, is pleased to announce that the PRT XV-S drone has passed more than 20 hours of flight testing.

The PRT XV-S is a fixed-wing UAS platform with the added capability of vertical take-off and landing (VTOL). This capability removes the requirement for a large runway or expensive launch catapult and recovery nets, which are usually required by most fixed-wing drones. The XV-S can launch fully autonomously from an area as small as 100 square feet and operate for up to 4 hours.

The XV-S utilizes hybrid propulsion and long-range data Communications. The XV range is the first non-military commercial UAS in this class with both line of sight (LOS) and beyond visual line of sight (BVLOS) UAS platforms that offer full autonomous flight capabilities.

The platform will have a 360-degree 4K high-definition recording capability option, positioning the XV-S for use by law enforcement, border patrol and search and rescue. The platform will also deliver a cost-effective and less labor intensive alternative for rapid response military surveillance, on land and at sea.

"The technology used within this platform is at the leading edge of UAS technologies," stated Carl Cagliarini, Co-Founder and Chief Strategy Officer. "With a fully autonomous BVLOS capability, the XV-S has an operational round trip flight time of up to 4 hours. This would allow a search capability of over 1500 square miles. Another key operational benefit is that the XV-S can be easily landed on a small naval vessel, refueled and redeployed in minutes. From coast guard and mountain rescue, through to border patrol and surveillance operations, our XV-S offers a new capability that is unrivalled as a commercial offering," concluded Cagliarini.

"The key to success in the UAS space is simplicity, capability and affordability," stated Dana Wheeler, Co-Founder & CEO of PRT. "During the California fire season, under state of emergency, the U.S. Air Force are often requested to mobilize their MQ-9 military drones to assist with situational overview. This is a very costly and complex way of keeping an eye on a well-established and understood issue. We believe that our rapidly deployable UAS platform will be a highly sought-after tool across multiple US Agencies. We are already addressing inquiries from overseas for monitoring of fishery violations and also humanitarian missions. We will be placing our XV-S UAS on the U.S. Government GSA Schedule so that procurement of this system is streamlined for US Government agencies that wish to order them," concluded Wheeler.

Footage and photos of the XV-S will be made available on our social media platforms.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

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